Exhibit 99.6

Share Transfer Agreement

This share transfer Agreement (the “Agreement”) sets out the terms and conditions upon which New Field Worldwide Ltd (the “Transferor”), being a Company duly registered under the laws of BVI with registered number 1625617 and having its registered address at Trinity Chambers Po Box 4301, Road Town Tortola British Virgin Island, will transfer certain shares held by him to Vertical Channel Limited (the “Transferee”), being a Company duly registered under the laws of BVI with registered number 1011490 and having its registered address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (together, the “Parties”).

RECITALS

The company and the Purchaser entered into a subscription agreement dated January 18, 2018 (the “Agreement”), relating to the subscription of 66,429,360 ordinary shares of the Company, at $0.064 per share (the closing price on January 18, 2018) for a total subscription price of US$4,244,098;

WHEREAS, the Transferor is the registered proprietor of those shares or stocks set out in Schedule A (the “Shares”).

WHEREAS, the Transferor is desirous of transferring the Shares to the Transferee on such terms as are set out throughout this share transfer Agreement.

WHEREAS, the Transferee for his part is desirous of acquiring the Shares on such terms as are set out in this share transfer Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED as follows:

1. TRANSFER OF SHARES

It is agreed that:

1.1 the Transferor transfers absolutely all title over the Shares to the Transferee in consideration of that amount set out in clause 2.

1.2 the transfer is absolute and includes all rights and obligations connected to the Shares including but not limited to all rights to dividends, capital and voting rights and for avoidance of doubt any dividends which are due but not yet paid will become due and be paid to the Transferee.

1.3 the transfer is effective on the execution of this share transfer Agreement and payment of the amount set out in clause 2.

2. TRANSFER PRICE It is agreed that the Shares shall be transferred for the price of 0.064 USD per share.

3. COST OF TRANSFER It is agreed that the cost of registering the transfer of the Shares (if any) will be borne by the Transferee.

4. EFFECT OF LACK OF FORMALITY It is agreed that should the envisaged transfer of shares fail to be effective due to a lack of formality (including but not limited to a failure to register the transfer correctly in the registers of the company or due to a refusal by the directors of the company whose Shares are being transferred) then the effect shall be the transfer of all beneficial interest in the Shares to the Transferee by the creation of a trust in favour of the Transferee as beneficiary in which the Shares comprise the subject, and the Transferor is the trustee.

5. WARRANTIES AND INDEMNITIES It is agreed that:

5.1 The Transferor warrants that he is the true owner of the Shares and is absolutely entitled to all of their benefit.

5.2 The Transferor warrants that he is not acting as a nominee or trustee and that no other rights exist in connection with the Shares.

5.3 The Transferor warrants that no charge or other obligation exists over the shares whether or not registered and they are completely unencumbered (excepting any obligation to payment of capital in the case of part paid shares).

5.4 Each Party hereby declares that they have all necessary powers and approvals to enter into this share transfer Agreement.

5.5 Each Party hereby declares that they are not aware of any matter within their control which might have any negative or adverse effect upon the performance of their obligations under this share transfer Agreement.

5.6 The rights, benefits, liabilities and responsibilities contained within the terms of this share transfer Agreement can be assigned by any Party with the prior written agreement of the other Party.

5.7 Any delay or failure to enforce the terms of this share transfer Agreement and any delay to act on a breach of its term by any party does not constitute a waiver of those rights.

5.8 Each Party hereby warrants that they will not do any action which might harm, hinder or negatively affect the duties of the other Party set out within this share transfer Agreement.

5.9 The Parties hereby irrevocably warrant that they accept the exclusive jurisdiction laws and courts of that jurisdiction set out in clause 8 below.

5.10 Except if it is clear from the wording of a clause and with regard to the whole of the share transfer Agreement that a specific clause is intended to mean otherwise than: any words which are in the singular only will be deemed to include the plural (and vice versa) and any words denoted in a specific gender will be deemed to include all genders and any terms which denote any form of person or people shall be deemed to include both legal persons (such as companies) as well as natural person (and vice versa).

5.11 The heading titles contained within in this share transfer Agreement are included as an drafting reference only and for ease of reference, they do not comprise part of the share transfer Agreement.

5.12 This share transfer Agreement may be executed in more than one language by agreement between the Parties and if there arises some conflict between the various translation of this share transfer Agreement then the English version shall prevail.

5.13 In the event that any clause (or any part of any clause) shall be deemed to be illegal or invalid by a competent court or other legal authority then this shall have the effect of invalidity and striking out only that clause (or any part of any clause) only and shall not invalidate this share transfer Agreement in its entirety.

5.14 This share transfer Agreement can be executed either in one original or in more than one counterpart.

5.15 This share transfer Agreement is binding on both Parties by virtue of the conduct of both parties and in spite of any defect or error in the formality of its execution.

5.16 The Transferor hereby irrevocably indemnifies and agrees to keep indemnified and hold harmless the Transferee against any and all losses howsoever caused arising from a breach of the warranties or other terms of this share transfer Agreement.

6. VARIATION This share transfer Agreement may be varied and any variation must be made in writing by both Parties.

7. NOTICES Notices served pursuant to any term of this share transfer Agreement must be served in writing and will be served only if it handed from one Party to another in person or if delivered to the address for service of the Party in question. Notices may only be served and delivered in English.

8. GOVERNING LAW, DISPUTES AND ARBITRATION It is agreed that:

8.1 This share transfer Agreement is made under the exclusive jurisdiction of the laws of the State of New York without regard to the principles of conflicts of law thereof.

8.2 Disputes under this share transfer Agreement are subject to the exclusive jurisdiction of the courts of Hong Kong International Arbitration Centre.

8.3 Notwithstanding the terms of 8.2 both Parties agree that in the event of a dispute they will enter into arbitration before the International Chamber of Commerce before a single arbitrator whose decision shall be final.

IN WITNESS WHEREOF, each of the Parties has executed this share transfer Agreement:

New Field Worldwide Ltd

/s/Maodong Xu

DATE: January 18, 2018

Vertical Channel Limited

/s/Hua Zhou

DATE: January 18, 2018

Schedule A

The following shall comprise the Shares:

Name and Address of Company	Number of Shares	Class of Shares	%Paid Up	Total Subscription Price
JMU LIMITED Registered #: 259316	66,429,360	Ordinary	100%	US$4,244,098

North Guoquan Road 1688 Long No.75, Building A8, 6F, Yangpu District, Shanghai, P.R.China